SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We inform our shareholders and the market in general that Eletrobras, through its subsidiaries, was the winning bidder, along with other companies, in the ANEEL Auction 07/2013 held on this date, of the following transmission projects:

Project	Extention Km	Winner	Investment R$ million	AAR R$ million/year
Lote A	847
• TL 500 kV Itatiba - Bateias; • TL 500 kV Araraquara 2 – Itatiba; • TL 500 kV Araraquara 2 - Fernão Dias; • SE Santa Bárbara D´Oeste 440 kV, Static compensator (-300+300) Mvar. • SE 500/440 kV Fernão Dias (9+1R) x 400 MVA • SE Itatiba 500 kV Static compensator (-300,+300) Mvar	399 207 241	Consórcio Mata de Santa Genebra - Furnas Centrais Elétricas S.A. (49.9%) and Copel Geração e Transmissão S.A. (50.1%)	1,566	174.4
Lote D	69
• TL 230 kV Barro Alto - Itapaci, C2	69	Consórcio Lago Azul - Furnas Centrais Elétricas S.A. (49.9%) and Celg Geração e Transmissão S.A. (50.1%)	29	3.1
Lote I	245
• TL 230 kV Santo Ângelo – Maçambará • TL Pinhalzinho – Foz do Chapecó • SE 230/138 kV Pinhalzinho, 3 x 150 MVA • SE 230/138 kV Santa Maria 3.2 x 83 MVA (nueo pátio)	205 40	Consórcio Missões - Eletrosul Centrais Elétricas S.A. (51%) and Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT (49%)	222	16.3
Lote K
• SE 230/138 kV Ivinhema 2.2 x 150 MVA		Eletrosul Centrais Elétricas S.A	35	2.5
Lote N	657
• TL 230 kV Rio Branco I – Feijó • TL 230 kV Feijó – Cruzeiro do Sul • SE 230/69 kV Feijó – (3+1R) x 10 MVA • SE 230/69 kV Cruzeiro do Sul – (6+1R) x 10 MVA	357 300	Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	363	38.9

Rio de Janeiro, November 14, 2013

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.